Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the
United States Securities Act of 1933, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: May 11, 2004

     On May 10, 2004, representatives of Sanofi-Synthelabo made the following presentation, comprising materials substantially the same as those previously filed as parts of previous presentations. On May 11, 2004, the presentation was first made available on the Sanofi-Synthelabo website.

     In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus/offer to exchange and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and has also filed with the SEC a Statement on Schedule TO. Investors and holders of Aventis securities are strongly advised to read the registration statement and the prospectus/offer to exchange, the related exchange offer materials and the Statement on Schedule TO, and any other relevant documents filed with the SEC, as well as any amendments and supplements (including any supplement relating to Sanofi-Synthélabo’s revised offer), because they contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus/offer to exchange and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com. In connection with its revised offer, Sanofi-Synthelabo intends to distribute a supplement to the prospectus/offer to exchange as soon as practicable.

* * * *

May 2004 EXANE — 10 May 2004 Marie-Hélène LAIMAY Senior Vice President Chief Financial Officer Marc CLUZEL Vice President, Development Scientific Affairs

Important Information
In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a final prospectus/offer to exchange and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and Sanofi-Synthélabo has also filed a Statement on Schedule TO with the SEC. Investors and holders of Aventis securities are strongly advised to read the registration statement and the final prospectus/offer to exchange, the related exchange offer materials and the Statement on Schedule TO, and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the final prospectus/ offer to exchange and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov. The final prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (note d’information complémentaire), which has been granted visa number 04-384 by the Autorité des marchés financiers (“AMF”) and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d’information en réponse) of Aventis when it is available.

The public offer to holders of Aventis ordinary shares located in Germany (the “German Offer”) is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Grüneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 – 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments and supplements thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

This document does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this document may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthélabo expects to send to holders of Aventis securities. The Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-Looking Statements
This communication contains forward-looking information and statements about Sanofi-Synthélabo, Aventis and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although Sanofi-Synthélabo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Synthélabo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Sanofi-Synthélabo and Aventis, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the final prospectus/offer to exchange included in the registration statement on Form F-4 that Sanofi-Synthélabo has filed with the SEC (File no: 333-112314). Sanofi-Synthélabo does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and final prospectus/offer to exchange and other public documents filed with the SEC in the manner described above.
Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthélabo with the SEC at www.sec.gov as well as of the Reference Document filed with the AMF on April 2, 2004 N° 04-0391 with the French Autorité des Marchés Financiers at www.amf-france.org or directly from Sanofi-Synthélabo on our web site at: www.sanofi-synthelabo.com.

Explanatory Notes
Developed Sales. When we refer to “developed sales” of a product, we mean consolidated sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and which are not included in our consolidated sales. These alliances are with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel) and Aprovel®/Avapro®/Karvea® (irbesartan), with Fujisawa on Stilnox ®/Myslee® (zolpidem), and with Organon on Arixtra® (fondaparinux). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales. We believe that developed sales are useful measurement tool because they demonstrate trends in the overall presence of our products in the market.

Comparable Sales. When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities). For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period. We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

May 2004 EXANE — 10 May 2004 Finance Marie-Hélène LAIMAY Senior Vice President -Chief Financial Officer

Sanofi-Synthelabo’s friendly Improved Offer to Aventis shareholders ##Sanofi-Synthelabo’s Improved Offer meets the expectations of Aventis shareholders while preserving the interests of its own shareholders. ##This offer is fully supported by Total and L’Oreal, which will vote for the capital increase at the next AGM. ##This Offer is recommended by Aventis’ Management and Supervisory Boards. May 2004 – Aventis Shareholders: © Sanofi-Synthelabo Tender your shares to Sanofi-Synthelabo’s friendly Improved Offer 44444

A very attractive Improved Offer ##An increase of € 8.50 in cash per share, raising the cash component of the offer to 29% ##Standard Entitlement: 5 Sanofi-Synthelabo shares and € 120.00 in cash for 6 Aventis shares, which results in: #a premium of 31.4% based on the reference period cited in the initial offer(1), representing an implied value of € 68.93 per Aventis share; #An implied value of € 66.63 per Aventis share on the basis of closing share prices as of 23 April 2004(2). ##A transaction creating value for all shareholders #It is expected to be accretive from 2004 onwards, based on pro-forma adjusted net income May 2004 – #€ 1.6bn of annual synergies by 2006. (1) Based on Sanofi-Synthelabo and Aventis average closing prices weighted by volumes for the calendar month ended January 21, 2004 (inclusive) © Sanofi-Synthelabo (2) Latest trading day before the announcement of the Improved Offer; the implied value offered by Sanofi-Synthelabo represents a premium of 0.6% by comparison to Aventis’ closing share price as of this date 55555

A strategic project leading to the creation of the n°1 pharmaceutical company in Europe and n°3 in the World ##A remarkable drug portfolio in high-growth therapeutic categories: cardiovascular/ thrombosis, oncology, diabetes, CNS, internal medicine, human vaccines ##A group deeply anchored in Europe, with a strong and growing presence in all major markets, including the US ##A dynamic sales and marketing policy, tailored to specific products and countries ##Optimised financial and human resources to develop new molecules from research and sustain growth in the medium and long term May 2004 – The integration of teams will respect existing corporate cultures and focus on a compelling industrial project to create a platform for strong, sustainable and © Sanofi-Synthelabo profitable growth 66666

An Offer recommended by Aventis’ Supervisory Board – Key terms of the Agreement ##Company name: Sanofi-Aventis ##Board of Directors: 17 members, including Jean-Francois Dehecq as Chairman and CEO — 8 members appointed by Aventis, including a German Vice Chairman of the Board — 8 members appointed by Sanofi-Synthelabo In addition to the 3 existing specialised committees (Audit, Compensations, Scientific), creation of a Strategic Committee. There will be parity of representation on these committees. ##Management Committee: Chaired by Jean-François Dehecq, who will appoint an May 2004 equal number of representatives from Sanofi-Synthelabo – and Aventis. © Sanofi-Synthelabo Withdrawal of the Aventis’ AGM resolution proposals relating to the « Plavix » warrants and to the limitation of voting rights, and termination of all legal actions. 77777

Setting the Scene: Sanofi-Synthelabo and Aventis in the Global Pharmaceutical Industry (IMS Sales) Sales (€ bn)(1) 45 40 35 30 25 20 15 10 5 0 Pfizer GSK Sanofi- Aventis Merck J&J Novartis Aventis BMS Roche Abbott Wyeth Eli Lilly Amgen AstraZeneca Sanofi- Synthelabo May 2004 – Sanofi-Synthelabo developed sales © Sanofi-Synthelabo Sanofi-Synthelabo IMS sales Aventis IMS sales 88888 (1) Based on IMS data for 2003

Combining Sanofi-Synthelabo and Aventis... Sanofi-Synthelabo Aventis 2003 Sales
• €8.0 bn consolidated • €17.8 bn consolidated • €10.6 bn developed • €16.8 bn in core business(2) 2003 Net income margin(1) • 26% • 18% for core business(2) Market capitalisation(3) • €38 bn • €52 bn Headcount(4) • More than 33,000 • More than 69,000 Main therapeutic • Cardiovascular, thrombosis, • Thrombosis, allergy, May 2004 categories central nervous system (CNS), oncology, cardiovascular, – oncology and internal medicine diabetes and vaccines (1) Net income before exceptional items and goodwill amortisation (2) Prescription drugs and human vaccines, as well as Aventis 50% stake in Merial and its corporate activities (3) Based on non diluted share capital (excluding treasury shares) and on Sanofi-Synthelabo’s and Aventis closing share prices as of 23 © Sanofi-Synthelabo April 2004 99999 (4) As of 31 December 2003

Key Marketed Products in Fast Growing Categories CAGR 99-02 (%) ##CNS 20% ##Stilnox/Ambien®, Copaxone® 18% ##Thrombosis 16% ##Plavix®, Lovenox® 14% ##Cardiovascular 12% ##Aprovel/Avapro®, Delix® 10% ##Oncology 8% ##Eloxatin®, Taxotere® 6% ##Diabetes 4% ##Lantus®, Amaryl® 2% ##Urology May 2004 0% – Urology Diabetes Oncology CNS Hormonal ##Xatral® / Xatral OD® © Sanofi-Synthelabo Immunology Hematology Thrombosis Respiratory Cardiovascular Anti-infectives GI/Metabolism Dermatology ##Vaccines(1) Women’s Health Musculo-Skeletal Sensory Organs Sanofi-Synthelabo Products / Aventis Products 1010101010 Source: IMS 2002 Global Analyser Note: the dark blue bars indicate main focus of Sanofi-Synthelabo and Aventis (1) Historic growth rate for the global vaccines industry is estimated at 12% (Source: Aventis Investor Presentation 26th September, 2003)

Efficient Integration Translating into Significant Synergies Total expected synergies represent 6.4% of proforma 2002 core business sales ##Cost synergies resulting mainly Annual Pre-tax Synergies from optimized structures ##Sales synergies mainly generated (€ bn) by improved growth from Aventis’ 100% 2.0 products on markets outside of 1.6 1.5 60% the US 1.0 1.0 10% ##Restructuring costs (non- 0.5 0.2 recurring) of approximately €2bn May 2004 before tax – 2004 2005 2006 © Sanofi-Synthelabo 1111111111

May 2004 EXANE — 10 May 2004 Research & Development Marc CLUZEL Vice President – Development Scientific Affairs

A balanced R&D portfolio Basis of sustained growth ##56 compounds under development Pre- Phase Phase Phase Phase clinical I IIa IIb III Total
Cardiovascular / Thrombosis 3 2 2 1 2 10 Central Nervous System 6 5 1 6 4 22 Oncology 4 3 1 2 1 11 Internal Medicine 7 1 2 1 2 13 Total 20 11 6 10 9 56
31 25 May 2004 – ##25 compounds in phases II and III © Sanofi-Synthelabo ##31 compounds in preclinical and phase I 1313131313

Five positive phase III results

- DRONEDARONE
  EURIDIS
  ADONIS

- AMBIEN® CR (zolpidem MR)
  ZOLADULT

- ACOMPLIA™ (rimonabant)
  RIO-Lipids
  STRATUS US

© Sanofi-Synthelabo – May 2004

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Dronedarone: EURIDIS and ADONIS
Pivotal phase III studies in Atrial Fibrillation

- EURopean trial In atrial fibrillation or flutter patients receiving Dronedarone for the maIntenance of Sinus rhythm (placebo, n=201; dronedarone, n=411)
- American-Australian-African trial with DronedarONe In atrial fibrillation or flutter patients for the maintenance of Sinus rhythm (placebo, n=208; dronedarone, n=417)
- Main Objectives:
  - assess the efficacy of dronedarone (400mg, bid) vs placebo:
    - for the maintenance of normal sinus rhythm after electrical, pharmacological or spontaneous conversion of atrial fibrillation/flutter (AF/AFL)
    - on AF/AFL-related symptoms
- 1 year treatment

© Sanofi-Synthelabo – May 2004

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Dronedarone: ADONIS results Reduction in AF recurrence vs placebo ##Cumulative incidence curves with randomised and treated patient populations: Adjudicated Symptomatic first AF/AFL recurrence first AF/AFL recurrence 0.8 0.8 0.7 0.7 0.6 0.6 0.5 0.5 0.4 0.4 0.3 0.3 0.2 0.2 Cumulative Incidence 0.1 Log-rank test results: p=0.0017 Cumulative Incidence 0.1 Log-rank test results: p=0.021 0.0 0.0 May 2004 0 60 120 180 240 300 360 0 60 120 180 240 300 360 – Time (days) Time (days) Placebo © Sanofi-Synthelabo Dronedarone 400 mg, bid

Dronedarone: pooled EURIDIS & ADONIS results Safety profile ##Global incidence of adverse events similar to placebo ##No evidence of proarrhythmia #no Torsade de Pointes reported during 12-month follow-up Incidence of Treatment Emergent Adverse Events dronedarone Placebo 400 mg, bid n 409 828 Patients with any Adverse Events 65.8% 69.8 % Patients with any Serious Adverse Events 24.4% 19.8 % Deaths 0.7% 1.0 % May 2004 – Patients permanently discontinued study drug 7.1% 9.7% © Sanofi-Synthelabo following any Treatment Emergent Adverse Events

Dronedarone: EURIDIS and ADONIS Conclusions #Dronedarone is highly effective in both pivotal Phase III studies for atrial fibrillation #Dronedarone is effective on all recurrences of atrial fibrillation including symptomatic ones #Overall incidence of adverse events with dronedarone is similar to that observed with placebo no evidence of proarrhythmia no torsade de pointes reported during 12-month follow-up May 2004 #Efficaty and safety data are consistent across – the two Phase III studies © Sanofi-Synthelabo

AMBIEN® CR Sleep maintenance in Primary Insomnia #Filing by end of June 2004 #A three-week placebo-controlled polysomnographic study assessed AMBIEN® CR for the treatment of patients with Primary Insomnia (DSM IV criteria) and sleep maintenance difficulties (ZOLADULT): #12.5mg nightly #n=110 patients in the placebo group, #n=102 patients in the AMBIEN® CR group May 2004 –© Sanofi-Synthelabo

AMBIEN® CR ZOLADULT results #Objective (PSG) measurements #Sleep maintenance: Statistically Wake time After Sleep Onset – 0-6hr (WASO) significant improvement #Sleep Duration: Sleep Efficiency (SE) at all protocol #Sleep Induction: Latency to Persistent Sleep (LPS) assessments #Subjective measurements: results consistent with PSG #Good safety profile May 2004 –© Sanofi-Synthelabo

AMBIEN® CR

ZOLADULT results

- Main polysomnography parameters at N1/N2
  - Mean change from baseline

WASO (min)


min
- 10’24’’
- 33’49’’
p < 0.0001


%
p < 0.0001
+ 13.0
+ 5.5

SE (%)

LPS (min)


min
- 13’30’’
- 23’48’’
p < 0.0001

■ Placebo ■ zolpidem MR (12.5 mg)

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Obesity and Smoking: the two major risk factors NON-SMOKERS SMOKERS #Kaplan-Meir survival estimates for body mass index (BMI) groups I, II and III within sex and smoking strata May 2004 –© Sanofi-Synthelabo Source: Ann Intern Med. 2003;138:24-32

ACOMPLIA™ (rimonabant) First EndoCannabinoid Receptor Antagonist (CB1A) ##ACOMPLIA™ is a new approach in cardiovascular risk management in obese patients and smokers #ACOMPLIA™ is effective in smoking cessation without weight gain #ACOMPLIA™ improves lipid profile and glucose metabolism May 2004 beyond that due to weight loss in obese patients –© Sanofi-Synthelabo

ACOMPLIA™ (rimonabant) is effective in smoking cessation without weight gain ##STRATUS US design Primary efficacy criterion from week 7 to 10: Abstinence on clinical and biological (CO and cotinine) criteria Screening Pre-Quit Post-Quit period period period Placebo (n = 261) Acomplia™ 5 mg/day (n = 262) No treatment Acomplia™ 20 mg/day (n = 261) May 2004 – D-14 to D-1 D1 – Wk 2 Wk 3 – 6 Wk 7 – 10 Time to 4-wk 4-wk steady state “grace” efficacy © Sanofi-Synthelabo period period

ACOMPLIA™ (rimonabant) STRATUS US results (1/2) ##Prolonged abstinence rates during last 4 weeks of treatment (% responders) 40 Completers 36.2%* ITT population 35 30 27.6%* * p = 0.004 30 * p = 0.002 25 20 25 16.1% 15.6% 20.6% 20.2% 15 20 10 15 5 10 0 Placebo Acomplia™ Acomplia™ May 2004 5 5 mg 20 mg – 0 Placebo Acomplia™ Acomplia™ © Sanofi-Synthelabo n = 189 5 mg 20 mg n = 183 n = 188

ACOMPLIA™ (rimonabant) STRATUS US results (2/2) ##Weight — mean body weight change from baseline ± SEM (kg) Non-obese subjects ITT population with prolonged abstinence Kg LOCF(1) 2 Kg 4 ** p < 0.001 + 3.0 * p < 0.05 + 3,0 + 1.1 ** p = 0.001 + 2.4 + 2,4 3 1 + 0.6* 2 + 0.7** + 0,7 - 0.3** 1 0 May 2004 0 – Placebo Acomplia™ Acomplia™ Placebo Acomplia™ Acomplia™ n = 26 5 mg 20 mg 5 mg 20 mg © Sanofi-Synthelabo n = 31 n = 52 -1 (1) LOCF: Last Observation Carried Forward

ACOMPLIA™ (rimonabant) Safety profile ##Overall summary of subjects with treatment emergent adverse events Acomplia™ Placebo 5 mg 20 mg n 261 262 261 Subjects with any Adverse 78.5% 80.5% 86.2 % Events Subjects with any Serious 2.3% 1.5% 2.7 % Adverse Events May 2004 Subjects discontinued, – due to Adverse Events 3.8% 5.7% 6.9% © Sanofi-Synthelabo

ACOMPLIA™ (rimonabant) improves lipid profile and glucose tolerance

- **RIO-Lipids** design: multicentre, randomised, double-blind, placebo-controlled, parallel-group study (5 mg, 20 mg once daily)



Placebo run-in
Single-blind
Treatment period : 1 year
Double-blind
Mild Hypocaloric diet : - 600 kcal/day
Placebo n=334
Acomplia™ 5mg/day n=340
Acomplia™ 20mg/day n=344
Placebo
D - 28
D 1
D 364
Inclusion (Randomisation 1/1/1)

Patients with untreated dyslipidemia and BMI between 27 and 40kg/m²
At inclusion:
- Mean BMI= 34kg/m²
- Mean BW = 96kg

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Managing the high-risk patient with type 2 diabetes and/or “ hypertriglyceridemic waist” Type 2 diabetic patient: Coronary heart Risk Factors “Hypertriglyceridemic waist” disease Hypertension Dyslipidemia Type 2 diabetes May 2004 Management of – coronary heart © Sanofi-Synthelabo Treating disease risk Treating the cause the complications ? From Després JP BMJ (2001) 322:716-720

ACOMPLIA™ (rimonabant) RIO-Lipids results (1/7) ##Percentage of subjects with metabolic syndrome(1) at one year ITT population 55.9 51.9 52.9 60 50 41.0 40.0 40 25.8* 30 Baseline One year treatment 20 May 2004 Placebo Acomplia™ Acomplia™ – 5mg 20mg (1) ATPIII definition = at least 3 among these criteria : * p < 0.0001 vs placebo © Sanofi-Synthelabo - Abdominal obesity: waist circumference Men > 102 cm, Women > 88 cm — Hypertension: 130 / 85 mmHg - Hypertriglyceridemia: 150 mg/dl — Low HDL cholesterol: Men <40 mg/dl, Women <50 mg/dl — Abnormal fasting glucose: 110 mg/dl

ACOMPLIA™ (rimonabant) RIO-Lipids results (2/7) ##Weight and Waist circumference changes (mean change ± SEM) by visit and LOCF(1) – ITT population 2 Weight (kg) 2 Waist (cm) 0 0 -2 -2 -4 -4 Weight change (kg) -6 -6 -8 Waist circumference change (cm) -8 -1 0 -10 0 4 8 12 16 20 24 28 32 36 40 44 48 52 LOCF 0 4 8 12 16 20 24 28 32 36 40 44 48 52 LOCF May 2004 Weeks Weeks – Placebo Acomplia™ 5mg Acomplia™ 20mg 5 mg vs placebo: p < 0.001 5 mg vs placebo: p = 0.029 © Sanofi-Synthelabo 20 mg vs placebo: p < 1 x 10-30 20 mg vs placebo: p < 1 x 10-30 (1) LOCF: Last Observation Carried Forward

ACOMPLIA™ (rimonabant)

RIO-Lipids results (3/7)

- Weight loss > 5 % from baseline

Patients on treatment at 1 year


80
60
40
20
0
* p < 0.01
** p < 0.001
27.6 %
41.8 %*
72.9 %**
Placebo
Acomplia™ 5 mg
Acomplia™ 20 mg

ITT population


80
60
40
20
0
* p < 0.01
** p < 0.001
19.5 %
30.0 %*
58.4 %**
Placebo
Acomplia™ 5 mg
Acomplia™ 20 mg

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ACOMPLIA™ (rimonabant) RIO-Lipids results (4/7) ##Weight loss > 10 % from baseline Patients on treatment at 1 year ITT population 50 44.3%* 50 * p < 0.001 * p < 0.001 40 40 32.6%* 30 30 20 10. 6% 20 16.3% 10 7.2% 10.3% 0 Placebo Acomplia™ Acomplia™ 10 May 2004 5 mg 20 mg – 0 © Sanofi-Synthelabo Placebo Acomplia™ Acomplia™ 5 mg 20 mg

ACOMPLIA™ (rimonabant) RIO-Lipids results (5/7) ##HDL-cholesterol and triglycerides percentage change by visit -LOCF(1) – ITT population 30 HDL-cholesterol 10 Triglycerides 25 5 20 0 15 -5 10 Triclycerides% change -10 HDL-cholesterol % change 5 -15 0 -20 0 12 24 36 52 LOCF 0 12 24 36 52 LOCF May 2004 Weeks Weeks – Placebo Acomplia™ 5mg Acomplia™ 20mg 5 mg vs placebo: p = 0.025 5 mg vs placebo: ns © Sanofi-Synthelabo 20 mg vs placebo: p < 3 x 10-8 20 mg vs placebo: p < 9 x 10-5 (1) LOCF: Last Observation Carried Forward

ACOMPLIA™ (rimonabant)

RIO-Lipids results (6/7)

- Changes in Leptin and Adiponectin - ITT-LOCF



Leptin levels (ng/mL)
22
20
18
16
14
12
10
Δ -3.8 ng/mL
p<0.001
18
18
18
14
Placebo
Acomplia™
20mg
Adiponectin levels (µg/mL)
10
8
6
4
2
0
Δ 1.6 µg/mL
p=0.001
5.9
6.7
5.8
8.2
↑ 41%
Placebo
Acomplia™
20mg
Baseline
1 Year

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ACOMPLIA™ (rimonabant) RIO-Lipids results (7/7) ##OGTT(1) at 120 minutes — Mean change (± SEM) from baseline at one year – ITT population Glucose (mmol/L) Insulin (µIU/mL) 0 10 5 -0,2 0 -5 -0,4 -10 -0,6 -15 -20 -0,8 * -25 * -1 -30 May 2004 Placebo Acomplia™ Acomplia™ Placebo Acomplia™ Acomplia™ – 5mg 20mg 5mg 20mg © Sanofi-Synthelabo * P < 0.001 vs placebo (1) Oral Glucose Tolerance Test

ACOMPLIA™ (rimonabant) Safety profile ##Overall summary of subjects with treatment emergent adverse events Acomplia™ Placebo 5 mg 20 mg n 334 340 344 Subjects with any Adverse 81.6% 82.3% 86.7 % Events Subjects with any Serious 2.3% 5.2% 4.0 % Adverse Events May 2004 Subjects discontinued, – 7.0% 8.4% 15.0% © Sanofi-Synthelabo due to Adverse Events

ACOMPLIA™ (rimonabant), a MULTI –IMPACT DRUG CB1 Decrease in food intake (palatable and non-palatable food) Decrease in body weight Central effects rimonabant Metabolic • Decreased peripheral hyperinsulinemia effects • Restoration of insulin sensitivity May 2004 CB11 – • Improved blood © Sanofi-Synthelabo lipid parameters

ACOMPLIA™ (rimonabant) Phase III program Seven studies including > 13,000 patients ##RIO Program in Obesity (>6,600 patients enrolled) All four Phase III studies have completed recruitment #RIO-North America – 2-year treatment #RIO-Europe – 2-year treatment #RIO-Lipids – 1 year treatment #RIO-Diabetes – 1 year treatment ##STRATUS Program in Smoking Cessation (>6,500 patients enrolled) All three Phase III studies are on time #STRATUS US – 10-week treatment May 2004 – #STRATUS Europe – 10-week treatment © Sanofi-Synthelabo #STRATUS worldwide – 1 year treatment

ACOMPLIA™ (rimonabant) #These results demonstrate the central and peripheral role of the CB1 receptor in the regulation of human metabolism #ACOMPLIA™, the first CB1 receptor antagonist (CB1A), due to its effects on obesity, glyco-lipidic profile and smoking cessation is likely to become a cornerstone in the management of patients with cardiovascular risk factors May 2004 –© Sanofi-Synthelabo

May 2004 EXANE — 10 May 2004 Appendices

May 2004 EXANE — 10 May 2004 An Improved Offer that meets Aventis’ shareholders’ expectations

A very attractive premium of 31.4% (1) Aventis share Offer implied Implied price value premium ##1-month average as at 21/01/2004 € 52.46 € 68.93 +31.4%(2) ##3-month average as at 21/01/2004 € 49.44 € 67.05 +35.6% (2) ##12 months as at 21/01/2004 ##High (19/01/2004) € 54.75 € 70.33 +28.5% (3) ##Low (12/03/2003) € 38.06 € 54.79 +44.0% (3) ##Share price as at 23/04/2004 € 66.25 € 66.63 +0.6%... May 2004 – (1) Based on the Sanofi-Synthelabo and Aventis average daily closing prices, weighted by volumes, on the calendar month ended January 21, 2004 (2) Based on the Sanofi-Synthelabo and Aventis average daily closing prices, weighted by volumes, during the considered period © Sanofi-Synthelabo (3) Period preceding the 21/01/2004 (inclusive). Sanofi-Synthelabo’s highest closing price was reached on January 2, 2004 and the lowest was reached on February 13, 2003

A very attractive premium of 31.4% (1) Implied offer price Implied Premium/ (€) (Discount) (%) Sanofi Aventis Initial Increased Initial Increased Share Share Offer Offer Offer Offer Price (€) Price (€) 1-month average as at 58.72 52.46 60.43 68.93 15.2% 31.4% 21/01/2004(1) Share price as at 55.95 66.25 58.13 66.63 (12.3%) 0.6% 23/04/2004 ##Implied price offered by Sanofi-Synthelabo in line with Aventis’ current share price May 2004 – (1) Based on the 1-month average Sanofi-Synthelabo and Aventis daily closing price, weighted by volumes, over the calendar month © Sanofi-Synthelabo ending 21/01/2004 (inclusive), i.e. the calendar month preceding the rumours regarding a Sanofi-Synthelabo offer for Aventis

Characteristics of the Improved Offer ##Offer already launched in France, in the United States and in Germany. ##Sanofi-Synthelabo offers : #5 Sanofi-Synthelabo shares, dividend attached(1) + € 120 in cash in exchange for 6 Aventis shares, dividend attached(2) (“Standard Entitlement”), #or 1.1739 Sanofi-Synthelabo shares, dividend attached(1), in exchange for each Aventis shares, dividend attached(2), (“All Stock Election”), #or € 68.93 in cash for each Aventis share, dividend attached(2) (“All Cash Election”). ##The Aventis shareholders will be able to elect one or a combination of the above elections, subject to proration and allocation adjustments that will ensure that, in the aggregate, 71% (3) of the Aventis shares tendered into the offer will be exchanged for Sanofi-Synthelabo shares and 29% will be May 2004 exchanged for cash. – (1) Former Aventis shareholders will be entitled to receive any annual dividend that is paid on the Sanofi-Sythelabo shares with respect to Sanofi-Sythelabo’s 2003 results and any other dividend that is paid after the settlement of the offer (or any subsequent offering period) (2) If Aventis’ dividend (€ 0.82 per share to be proposed at the Aventis shareholders’ meeting) were detached before the closing of the offer, the consideration offered to Aventis shareholders by Sanofi-Synthelabo would be reduced by an amount of € 0.82 per Aventis share. © Sanofi-Synthelabo Refer to the Offer prospectus for further details (3) Subject to adjustments in the event that Aventis detach a dividend before settlement of the Offer

Characteristics of the Improved Offer ##The 50% minimum tender condition is maintained ##The condition pertaining to US Antitrust is withdrawn ##The adjustment mechanism in the event of a dividend distribution by Aventis is maintained ##Current Sanofi-Synthelabo shareholders will hold approximately 51% of the enlarged group, and former Aventis shareholders will hold May 2004 approximately 49% –© Sanofi-Synthelabo

Financing of the Offer ##The cash portion of the offer consideration is estimated at € 15.5 bn(1) ##A syndicated loan facility of € 16 bn has been put in place to finance the cash component of the Offer ##Financial flexibility is preserved #Acquisition debt reimbursed within a 5-year period through internal free cash flow generation #Sanofi-Synthelabo intends to seek a public rating from the credit rating May 2004 – agencies shortly after the acquisition. © Sanofi-Synthelabo (1) Assuming 100% of the Aventis outstanding shares, excluding treasury shares, are tendered (excluding all Aventis options)

Indicative timetable for the Offer ##AMF’s approval notification (3 February) and visa (12 February) relating to the initial offer ##Launch of the initial offer in France (17 February), in Germany (15 March) and in the United States (12 April) ##Submission to European (14 March) and American (5 April) competition authorities ##Meeting with Aventis’ employee representatives and trade unions (8 April) ##Announcement of the sale of Fraxiparine® and Arixtra® to Glaxo-Smithkline for €453m (1) (13 April) ##Phase I ruling by European antitrust authorities (26 April) ##End of the initial waiting period under applicable U.S. antitrust law (5 May) ##Sanofi-Synthelabo AGM in June May 2004 – Closing of the Offer is still planned for June 2004 © Sanofi-Synthelabo (1) Sale subject to the success of the Sanofi-Synthelabo Offer for Aventis and the approval of the relevant competition authorities

Highlights of the 2003 pro forma profit and loss account Group perimeter Combined Strategic activities Pro forma Sales €25.5 bn €24.5 bn Pro forma net income €(3.9) bn €(3.3) bn Pro forma EPS (non diluted) €(2.87) €(2.47) Pro forma adjusted net income(1) €4.2 bn €4.7 bn Pro forma adjusted EPS (non diluted) €3.11 €3.51 May 2004 – Sanofi-Synthelabo historical 2003 € 2.94 € 2.94 © Sanofi-Synthelabo adjusted EPS(2) (1) As defined in the Offer prospectus (2) Before exceptional items and goodwill amortisation

Very Attractive Premium for Aventis’ US ADS holders Aventis ADS Offer implied Implied price value premium ##1-month average as at 21/01/2004 $ 66.50 $ 86.96 +30.8% (1) ##3-month average as at 21/01/2004 $ 60.21 $ 82.32 +36.7% (2) ##12 months as at 21/01/2004 ##High $ 68.50 $ 89.36 +30.4% (3) ##Low $ 42.12 $ 59.67 +41.7% (4) ##Share price as at 23/04/2004 $ 79.76 $ 78.32 (1.8%) (5) May 2004 (1) On the basis of the average closing prices of Sanofi-Synthelabo and Aventis ADSs weighted by volumes during the one-month period – ended January 21, 2004 and an exchange rate of 1.2606 $/€ (2) On the basis of the average closing prices of Sanofi-Synthelabo and Aventis ADSs weighted by volumes during the three-month period ended January 21, 2004 and an exchange rate of 1.2235 $/€ (3) As of January 21, 2004. January 5, 2004 for Sanofi-Synthelabo and January 21, 2004 for Aventis. Exchange rate of 1.2679 $/€ © Sanofi-Synthelabo (4) As of January 21, 2004. February 13, 2003 for Sanofi-Synthelabo and March 12, 2003 for Aventis. Exchange rate of 1.0834 $/€ (5) On the basis of the closing price of Sanofi-Synthelabo ADS. Exchange rate of 1.1802 $/€

May 2004 EXANE — 10 May 2004 An agreement leading to a business combination implemented by Sanofi-Synthelabo, one of the top performing companies in the industry

...To Create n°1 Pharmaceutical Group in Europe, n°3 in the World ##€25 bn proforma 2003 consolidated sales for core business ##6% world market share ##R&D budget among top 3 in world ##Group headquarters in France, important operations in Germany and the US, and a direct presence in Japan May 2004 –© Sanofi-Synthelabo Note: Global R&D budget of €4.2 bn proforma 2003 consolidated for core business

With Strong Geographical Positions Western Europe N°1 North America €10.1bn Japan N°9 10% Market Share Eastern Europe N°14 €7.8bn(1) N°2 €1.0bn 4% Market Share €0.5bn 2% Market Share 7% Market Share Africa/Middle East South-East Latin America N°1 Asia/Australia N°2 €0.6bn N°3 €0.9bn 9% Market Share €0.9bn May 2004 7% Market Share – 5% Market Share © Sanofi-Synthelabo Note: Sales, ranks and market shares are based on IMS data for 2003 (1) North American developed sales were €10.1bn, based on IMS sales data for 2003

Sanofi-Synthelabo : one of the best track records in the industry ##Top 20 pharmaceutical groups with double digit sales growth (1) 2000 2001 2002 2003 TAKEDA 26.6% J&J 25.5% AMGEN 30.6% AMGEN 36.0% EISAI 20.8% WYETH 24.2% J&J 18.6% SANOFI-SYNTHELABO 19.4% MERCK & CO 19.6% EISAI 19.4% NOVARTIS 15.4% NOVARTIS 17.5% J&J 16.4% TAKEDA 18.7% SANOFI-SYNTHELABO 13.4% BOEHRINGER ING. 13.4% GSK 13.1% MERCK & CO 18.3% AVENTIS 13.2% EISAI 13.0% PFIZER 12.8% AVENTIS 18.3% BOEHRINGER ING. 12.6% J&J 12.9% AMGEN 12.6% SANOFI-SYNTHELABO16.6% PFIZER 11.7% ABBOTT 12.0% AVENTIS 12.5% PFIZER 16.6% EISAI 11.5% ROCHE 11.8% BMS 12.0% AMGEN 16.2% LILLY 11.7% WYETH 11.6% GSK 16.1% TAKEDA 10.0% LILLY 10.5% SCHERING AG 15.9% SANOFI-SYNTHELABO10.4% BOEHRINGER ING. 15.2% ASTRA ZENECA 10.0% ASTRA ZENECA 15.0% May 2004 ABBOTT 11.3% – LILLY 11.2% NOVARTIS 10.5% © Sanofi-Synthelabo BMS 10.4% (1) Source : IMS/GERS - World : USA + Europe (18 countries) + Japan

Sanofi-Synthelabo : growth rate consistently above market 15% 50% 40% 10% 30% 5% 20% 10% 0% 2001 2002 2003 0% 2001 2002 2003 Western Europe North America 30% 20% 25% 10% 20% 0% 15% 2001 2002 2003 10% Rest of the World 5% 0% 20 01 2002 2003 May 2004 World(1) – Sanofi- Market Aventis Synthelabo © Sanofi-Synthelabo Sanofi-Synthelabo has achieved outstanding growth everywhere in the world, including in the US Source : IMS data for the 12 months ended December 31, 2003 (1) World = North America + Western Europe + Rest of the World

A Large Portfolio of High-Growth Drugs Sales (€bn)(1) Growth rate(1) (2) Plavix® 2,8(dev) 40% Allegra® 1,9 6% Lovenox® 1,7 18% Stilnox/Ambien® 1,5 21% 9 Products Taxotere® 1,2 23% (3) (dev) > € 500 M Aprovel/Avapro® 1,0 26% Delix® 1,0 23% Eloxatine® 0,7 128% Amaryl® 0,6 23% Lantus® 0,5 100% Xatral® 0,2 24% Actonel® 0,2 77% May 2004 Copaxone® 0,1 73% – Ketek® 0,1 111% © Sanofi-Synthelabo (1) Based on IMS data for 2003 (2) IMS Consolidated sales of €1.0bn and growth of 43% (3) IMS Consolidated sales of €0.6bn and growth of 27%

Significant US Potential

- **Major growth products: Plavix®, Avapro®, Eloxatin®, Ambien®**, Taxotere®, Lovenox®
- **Robust expected launch schedule: UroXatral, Zolpidem MR, Rimonabant, Dronedarone,** Alvesco®, Apidra®, Genasense®, Ketek®, Vaccines
- **Strong R&D pipeline, notably in CNS and oncology**



US Sales Force ('000)
14
12
10
8
6
4
2
0
Pfizer
GSK
Sanofi-Aventis
Merck & Co.
Novartis
AstraZeneca
J&J
Abbott
Eli Lilly
Wyeth
BMS
Roche
Sanofi-Synthelabo
Aventis

Source : Scott Levin Q1, 2003

...Will all benefit from broad-based marketing and sales forces

© Sanofi-Synthelabo – May 2004

57

sanofi~synthelabo
Because health matters

Sanofi-Synthelabo : strong and continuous EPS growth(1) € 3.5 (2) th o w 2.94 3.0 lg r u a n n a 2.42 2.5 . 4% 3 6 + +21.5% 1.88 2.0 +28.7% 1.5 1.31 0.85 +44% 1.0 +54% 0.5 May 2004 0.0 – © Sanofi-Synthelabo 1999 2000 2001 2002 2003 (1) EPS before exceptional items and goodwill amortization (2) Compounded annual growth rate

Sanofi-Synthelabo : rapid growth of product portfolio in 2003... ##2003 Developed Sales, in €m (1) Total USA World ex USA 3,225 +39.9% 1,817 +37.9% 1,408 +42.7% 1,381 +10.7% 1,124 +10.6% 257 +11.3% 1,255 +27.5% 407 +30.0% 848 +26.4% 824 +125.8% 460 +360% 364 +37.4% The top 10 products of Sanofi-Synthelabo grew 26.9% in 2003(2) May 2004 Sanofi-Synthelabo further proved its ability to sustain the rest of the portfolio: +2.2% – in 2003(3) © Sanofi-Synthelabo (1) Excluding exchange rate fluctuations and change in group structure (2) Based on comparable growth (3) Excluding Corotrope / Primacor (patent expiry), and Ticlid, replaced by Plavix

...Confirmed by a remarkable Q1 2004 Q1 2004 sales growth on a comparable basis(1) Consolidated sales : € 2,193 m or + 18.4 % Developed sales : € 2,826 m or + 27.1 % Consolidated sales by region Consolidated sales by product Europe: + 10.9 % Top 10 products: + 26.5 % USA: + 34.2 % Rest of portfolio: + 3.4 % Other countries: + 25.7 % Consolidated sales : € 394 m + 39.2 % Developed sales : € 884 m + 63.4 % Consolidated sales : € 188 m + 16.8 % May 2004 Developed sales : € 324 m + 20.4% – Consolidated sales : € 345 m + 16.6% © Sanofi-Synthelabo Consolidated sales : € 256 m + 53.3% (1) Excluding impact of exchange rate fluctuations and change in group structure